UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 16, 2006

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition.". Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 16, 2006, Independence Holding Company issued a press release announcing 2005 Fourth Quarter and Annual Results. A copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated March 16, 2006 announces 2005 Fourth Quarter and Annual Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>

Date: <u>March 16, 2006</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   CONTACT: TERESA A. HERBERT
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   www.Independenceholding.com
NYSE: IHC

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES 2005
FOURTH QUARTER AND ANNUAL RESULTS**

Stamford, Connecticut, March 16, 2006. Independence Holding Company (NYSE: IHC) today reported 2005 fourth quarter and annual results.

Financial Results

Revenues increased 48% to $83,327,000 for the three months ended December 31, 2005 compared to revenues of $56,451,000 for the three months ended December 31, 2004 primarily as a result of an increase in net premiums arising from the Company's new Fully Insured Health (formerly Strategic Health) segment and an increase in net retained premiums in the Medical Stop-Loss segment. Net income amounted to $895,000, or $.06 per share, diluted, for the three months ended December 31, 2005 compared to $6,343,000, or $.44 per share, diluted, for the three months ended December 31, 2004, a decrease of 86% per share, principally related to higher losses on the Medical Stop-Loss segment.

Revenues increased 31% to $296,417,000 for the year ended December 31, 2005 compared to revenues of $225,669,000 for the year ended December 31, 2004. Net income decreased 25% to $17,301,000, or $1.21 per share, diluted, for the year ended December 31, 2005 from $22,939,000, or $1.60 per share, diluted, for the year ended December 31, 2004.

Chief Executive Officer's Comments

Roy T.K. Thung, Chief Executive Officer, commented, "Our 2005 fourth quarter and, as a result, our full year did not meet our expectations. We are confident, however, that results will significantly improve for the 2006 year as compared to the 2005 year. Our investment yield for 2005 was 5.1% as compared to 6.2% for 2004, a reduction of 1.1% on average investable assets of approximately $800 million. In addition, the Company strengthened reserves by over $6 million in the 2005 fourth quarter, relating primarily to Medical Stop-Loss business incepting in 2004 and to a much lesser extent business incepting in 2005. Even with the additional reserves, the Company recorded a net loss ratio (i.e. insurance benefits, claims and reserves divided by (premiums earned less underwriting expenses)) on the Medical Stop-Loss business of 93.2% for the twelve month period ended December 31, 2005; the net loss ratio for the year ended December 31, 2004 was 86.6%. Based on currently available information, business incepting in 2005, of which a material portion will be earned and recorded in 2006, is projected to achieve a net loss ratio that is lower than the previous year. The higher net loss ratio for business incepting in 2004 was principally a result of: (i) the "soft" Medical Stop-Loss market continuing longer than anticipated; (ii) deviations from underwriting guidelines and disclosure protocols as a result of the soft market, which were identified and rectified by the Company in underwriting audits; and (iii) an unanticipated continuation of historically high inpatient hospital cost trends. The Company has taken corrective action with respect to the deviations and increased pricing in response to these higher cost trends. In late 2005, IHC appointed three new MGUs that are expected to add substantial premium in 2006."

Mr. Thung added, "Beginning in late 2004, we dedicated ourselves to diversifying IHC by creating a new line of business to complement our core Medical Stop-Loss line. We sought to enter a line of business with great potential for growth, one in which we had expertise, and one that would be less volatile and less cyclical than excess insurance. We chose Fully-Insured Health insurance. Not only did it fit well with our core competencies, but it is a $500 billion market, and tends to have profit margins within a narrower band than medical stop-loss insurance. Since January 2005, IHC has acquired (i) HPA, a specialist in short-term medical products; (ii) GroupLink, an experienced dental marketer and administrator; (iii) IAC, a leading administrator, manager and distributor of Consumer Driven Health Plans (CDHPs) with approximately $220 million of individual and group health and life premiums and premium-equivalents and $26 million of reported revenues in 2005; (iv) a $50 million block of group major medical (including CDHPs) and has entered into a definitive agreement, subject to certain closing conditions, to acquire another $50 million block of similar business; and (v) 100% of a health insurance marketing organization. We have also entered into agency relationships with a marketing organization which currently has a block of $45 million of limited medical and, through American Independence Corp. (NASDAQ: AMIC), another marketing organization with a block of $35 million of group major medical and medical stop-loss business. Through these acquisitions, IHC actively distributes its products through over 50,000 general agents, agents and brokers in the majority of states. We believe that this will be one of the largest networks of independent general agents, agents and brokers in the country selling a full range of health products (including CDHPs, short-term medical, limited medical, dental and vision)."

In summary, Mr. Thung stated, "We believe our 2006 year will be significantly improved over 2005, primarily as a result of: (i) gains in our Medical Stop-Loss line due to lower net loss ratios and increased block size; (ii) expansion of our Fully-Insured Health segment with continuing profitability; and (iii) continuing contributions from our block acquisition group, including a full year's benefit from the acquisitions done in mid-to-late 2005."

IHC increased its ownership of the common stock of AMIC by 8% to 48% during the year ended December 31, 2005. IHC's ownership of AMIC is accounted for on the equity method and had a carrying value, including goodwill, of $43,637,000 (4.1 million shares) at December 31, 2005. AMIC's results for the 2005 fourth quarter and year were positively impacted by a further reduction of the valuation allowance primarily related to its federal net operating loss carryforward (NOL) deferred tax asset. This reduction increased AMIC's net income and income from continuing operations by $2.1 million, but did not affect IHC's net income or net income from operations. Rather, in accordance with GAAP, IHC accounted for its share of the deferred tax benefit, amounting to $1.0 million, as a reduction of its goodwill. After such reduction, the goodwill relating to AMIC amounts to $4.5 million. IHC's interest in AMIC's earnings is burdened twice: (i) by a non-cash provision for taxes recorded by AMIC and (ii) by a deferred tax charge at the IHC level. This burden amounted to $1,294,000 and $2,124,000 for the year ended December 31 2005 and 2004, respectively.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, short-term medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY

FOURTH QUARTER REPORT
DECEMBER 31, 2005
(In Thousands, Except Per Share Data)

		Three Months Ended December 31,		Year Ended December 31,	
		2005	**2004**	**2005**	**2004**
Revenues					
Premiums earned	$	69,137 $	44,492 $	237,037 $	174,067
Net investment income		11,199	10,135	40,663	42,915
Net realized and unrealized gains		(1)	133	2,077	2,394
Equity income from AMIC		(53)	523	1,411	2,334
MGU fee income		2,442	803	9,704	2,503
Other income		603	365	5,525	1,456
		83,327	56,451	296,417	225,669
Expenses					
Insurance benefits, claims and reserves		55,147	31,608	173,590	125,942
Amortization of deferred acquisition costs		2,322	2,890	10,088	8,542
Interest expense on debt		903	750	3,496	2,338
Selling, general and administrative expenses		23,849	13,082	83,367	55,217
		82,221	48,330	270,541	192,039
Income before income taxes		1,106	8,121	25,876	33,630
Income tax expense		211	1,778	8,575	10,691
Net Income	$	895 $	6,343 $	17,301 $	22,939
Basic income per common share	$	.06 $	.45 $	1.23 $	1.63
Weighted average basic common shares		14,132	14,124	14,018	14,058
Diluted income per common share	$	.06 $	.44 $	1.21 $	1.60
Weighted average diluted common shares		14,407	14,443	14,292	14,372

As of December 31, 2005, there were 14,132,149 shares outstanding, net of treasury shares.